Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of            Aldwych House                  Tel:  +44 207 611 8960
Stolt-Nielsen S.A.         71-91 Aldwych                  Fax:  +44 207 611 8965
                           London WC2B 4HN                www.stolt-nielsen.com
                           United Kingdom


NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             U.S. 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


         Stolt-Nielsen S.A. Reports Improved Second Quarter 2004 Results

London, England - July 14, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today reported results for the second quarter ended May 31, 2004. Net income for the latest quarter was $3.9 million, or $0.06 per share, on operating revenue of $448.4 million, compared to a net loss of $50.4 million, or $0.92 per share, on operating revenue of $760.7 million for the second quarter of 2003. The basic weighted average number of shares outstanding for the quarter was 62.8 million compared with 54.9 million for the same period in 2003. SNSA's reported results reflect the deconsolidation of Stolt Offshore S.A. (SOSA) in February 2004.

The net income for the six-month period ended May 31, 2004 was $14.9 million, or $0.25 per share, on operating revenue of $1,116.4 million, compared to a net loss of $63.4 million, or $1.15 per share, on operating revenue of $1,541.0 million for the same period in 2003. For the six-month periods of 2004 and 2003, the basic weighted average number of shares outstanding was 60.5 million and
54.9 million, respectively.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA said, "SNSA's results for the quarter reflected significant improvement in all of our businesses. Stolt-Nielsen Transportation Group (SNTG) posted its best quarter in almost three years. Stolt Sea Farm (SSF) has been able to reduce its losses significantly. The turnaround in SOSA continues to progress."

A series of transactions in the first quarter of 2004 resulted in SNSA's deconsolidation of SOSA in February. Consequently, SNSA accounted for its investment in SOSA in accordance with the equity method of accounting, as reflected in the consolidated balance sheet of SNSA as of May 31, 2004 and the consolidated statement of operations for the three months ended May 31, 2004. In addition to the actual as reported historical information, SNSA has provided financial statements on a pro-forma basis reflecting the deconsolidation of SOSA in comparable prior periods, based on historical ownership percentages, as an attachment to this earnings release.

The results for the second quarter of 2004 included costs related to SNSA's financial restructuring of $10.5 million, which includes fees to financial and legal advisors as well as waiver fees paid to lenders, as well as SNTG legal expenses of $6.0 million, compared to nil and $4.8 million in the second quarter of 2003. The results for the first six months of 2004 included costs related to

SNSA's financial restructuring of $19.9 million and SNTG legal expenses of $9.2 million, compared to nil and $5.5 million in the first six months of 2003.

"SNTG reported income from operations of $40.7 million in the second quarter of 2004 compared with $32.5 million in the second quarter of 2003 and $29.2 million reported in the first quarter of this year.

"SNTG's parcel tanker division reported income from operations of $30.0 million in the second quarter of 2004, up substantially from $22.5 million in the second quarter of 2003 and $19.3 million in the first quarter of 2004. The Stolt Tankers Sailed-in Time Charter Index for the Joint Service in the second quarter of 2004 increased by 17% from the first quarter of 2004, which represents the largest single quarterly improvement in the Index since 1990. Parcel tanker operations are benefiting from strong volumes and higher rates in most major trade lanes. SNTG won several new contracts of affreightment during the quarter and contract renewals were up on average close to 10%. Bunker fuel prices remain at historically high levels.

"SNTG's tank container division reported income from operations of $4.5 million in the second quarter of 2004, compared with $7.0 million in the second quarter of last year and $3.9 million in the first quarter of this year. The difference between the second quarter of last year and this year is primarily due to higher repositioning costs this year for empty tank containers. Utilization remains high at close to 80%. While the number of shipments is up 7.4% on a year-to-date basis compared with last year, competition keeps margins tight.

"SNTG's terminal division's income from operations rose to $6.1 million during the second quarter of 2004 compared to $3.7 million in the second quarter of 2003 and $5.8 million in the first quarter of 2004 with the increases coming from expansions at Santos, Houston, and Braithwaite terminals. Utilization also continues to be strong at all locations.

"Regarding governmental antitrust investigations and related civil suits, in addition to what the Company has disclosed in its filing of its Annual Report on Form 20 F on June 16, 2004 as amended by Form 20 F/A filed on July 1, 2004, the Chapter 7 trustee of the liquidated estate of O.N.E. Shipping has brought an action against the Company and others in U.S. federal court for alleged antitrust violations that resulted in O.N.E. Shipping's liquidation. Additionally, the Company has received a subpoena from the U.S. Department of Justice seeking documents with respect to its tank container business.

"In June, we announced the appointment of Otto Fritzner as CEO of SNTG replacing interim CEO Jim Hurlock. Along with Roelof Hendriks, Jim Hurlock was elected to the SNSA Board of Directors last week.

"SSF reported income from operations of $5.9 million in the second quarter of 2004, compared with a loss from operations of $8.1 million in the second quarter of 2003 and income from operations of $2.9 million in the first quarter of 2004. Included in the results for the second quarter is a gain of $3.9 million for an insurance recovery. Compared with the second quarter of 2003, overall salmon sales volumes from our own production were slightly higher in the second quarter of 2004. Results benefited from higher salmon prices in Europe, partially offset by lower spot market salmon prices in North America. Despite lower spot market prices, margins in the Americas region improved as our business benefited from lower processing and logistics costs and our marketing organization was able to obtain on average higher prices from our end customers. Our turbot operations posted another solid quarter.

"SOSA reported a net loss of $12.4 million compared to a net loss of $91.2 million in the second quarter of 2003. SNSA recorded its proportionate share of such loss, amounting to $5.6 million in the second quarter, in accordance with the equity method of accounting. SOSA's overall profitability during the quarter was affected by: downgrades on the Sanha and Bonga projects which accounted for losses of $39.4 million in the quarter; sales, general and administrative costs which reflected restructuring and refinancing costs associated with the turnaround; and gains on the sale of assets and businesses of $26.3 million, principally in relation to Serimer Dasa. During the second quarter, SOSA received signed letters of intent with a value of $267 million. At quarter end the backlog stood at $1,748 million of which $579 million is for execution in 2004.

"In mid June, we announced that we had resolved a dispute with our senior note holders regarding defaults asserted by the senior note holders. Later in the month, we announced that we will enter into a new five-year $150 million credit facility to be fully underwritten by DnB NOR Bank ASA. The facility will be secured by a pledge of SNTG's Stolthaven Houston and Stolthaven New Orleans terminal-storage assets. The facility will be used to prepay an existing $64 million credit facility on Stolthaven Houston, which is scheduled to mature in January 2005, and for general corporate purposes. The transaction is expected to close by the end of July 2004.

"With our financial difficulties now behind us and conditions improving in nearly all of our markets, it is good to be able to focus our energies on successfully running the businesses. The outlook remains strong for SNTG. For SSF, while whole salmon prices have shown some signs of weakness in recent weeks, we remain cautiously optimistic for the remainder of the year. SOSA is targeting a break-even result for the year," Mr. Stolt-Nielsen concluded.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore (NASDAQNM:
SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.


------------------------------------------------------------------------------------------------------------------
                                  Conference Call Details                         PostView Facility
------------------------------------------------------------------------------------------------------------------
       Date & Time               Wednesday, July 14th, 2004            Available directly after the conference
                                     10AM EDT (3PM BST)                           Until 5:00PM EDT
                                                                            on Thursday, July 15th, 2004
------------------------------------------------------------------------------------------------------------------
          Phone             + 1 888 202 2422 (in U.S.)                       + 1 888 203 1112 (in U.S.)
                            + 1 913 981 5592 (outside U.S.)                  + 1 719 457 0820 (outside U.S.)
------------------------------------------------------------------------------------------------------------------
    Reservation Number                     528116                                      528116
------------------------------------------------------------------------------------------------------------------
   Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on
    Wednesday, July 14th, 2004 at 10:00AM EDT (3:00PM BST). A playback of the conference call commences on
                            Wednesday, July 14th, 2004 after 12:00 noon EDT (5:00PM BST).
------------------------------------------------------------------------------------------------------------------

                                  - end text -
                                - tables follow -

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)



                                                             Three months ended                      Six months ended
                                                         ---------------------------           ------------------------------
                                                             May 31,         May 31,              May 31,            May 31,
                                                                2004            2003                 2004               2003
                                                         -----------      -----------           -----------       -----------
Operating revenue (a)                                 $  448,430          $  760,697          $ 1,116,397        $ 1,541,024
Operating expenses (a)                                   369,394             760,000              960,891          1,478,405
                                                      ----------          ----------          -----------        -----------
Gross profit                                              79,036                 697              155,506             62,619

Equity in net income of non-consolidated joint
  ventures                                                 3,398                 939                8,293              1,959
Equity in Stolt Offshore net loss                         (5,623)                  -               (5,623)                 -
Administrative and general expenses                      (53,197)            (55,640)            (130,086)          (111,339)
Restructuring charges                                          -                (677)                (191)            (1,479)
Gain on disposal of assets, net                            1,568               5,941                8,650              5,907
Other operating income (expense), net                      4,501                (813)               4,255                 74
                                                      ----------          -----------           ----------         ----------
     Income (loss) from operations                        29,683             (49,553)              40,804            (42,259)

Non-operating income/(expense):
     Interest expense, net                               (20,760)            (21,930)             (45,435)           (44,151)
     Foreign currency exchange (loss) gain, net           (1,658)              1,058               (3,146)               890
     Gain on sales of Stolt Offshore Common stock              -                   -               25,700                  -
                                                      ----------          -----------           ----------         ----------
Income (loss) before income tax provision and              7,265             (70,425)              17,923            (85,520)
minority interest

Income tax provision                                      (4,224)            (12,230)             (11,072)           (16,980)
                                                      -----------         -----------           ----------         ----------
     Income (loss) before minority interest                3,041             (82,655)               6,851           (102,500)

Minority interest                                            860              32,222                8,064             39,115
                                                      -----------         -----------           ----------         ----------
     Net income (loss)                                $    3,901          $  (50,433)         $    14,915          $ (63,385)
                                                      ===========         ===========         ============         ==========

PER SHARE DATA
--------------
Net income (loss) per share:
   Basic                                              $     0.06          $    (0.92)         $      0.25          $   (1.15)
   Diluted                                            $     0.06          $    (0.92)         $      0.24          $   (1.15)

Weighted average number of Common Shares
  and equivalents outstanding:
   Basic                                                  62,756              54,949               60,453             54,949
   Diluted                                                63,571              54,949               61,282             54,949

SELECTED CASH FLOW DATA
Capital expenditures                                  $   12,902          $   25,855          $    19,273          $  42,398
Depreciation and amortization (excluding
drydocking)                                           $   26,329          $   48,415          $    67,376          $  97,591


(a) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.

================================================================================

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)


                                                                                                          PROFORMA

                                                             Three months ended                      Six months ended
                                                      ----------------------------------        ------------------------------
                                                                            Proforma             Proforma           Proforma
                                                             May 31,         May 31,              May 31,            May 31,
                                                                2004         2003(a)              2004(a)            2003(a)
                                                      --------------      --------------       ------------     ------------

Operating revenue (b)                                 $  448,430          $  399,274           $  840,004        $   762,697
Operating expenses (b)                                   369,394             340,418              693,738            650,385
                                                      --------------      --------------       ------------     ------------

Gross profit                                              79,036              58,856              146,266            112,312

Equity in net income of non-consolidated joint
  ventures                                                 3,398               2,149                5,067              3,606
Equity in Stolt Offshore net loss                         (5,623)            (58,056)             (16,643)           (69,600)
Administrative and general expenses                      (53,197)            (38,177)            (100,696)           (74,806)
Restructuring charges                                          -                (677)                (191)            (1,479)
Gain on disposal of assets, net                            1,568               5,597                2,165              5,563
Other operating income (expense), net                      4,501                (928)               4,814                126
                                                      --------------      --------------       ------------        -----------
     Income (loss) from operations                        29,683             (31,236)              40,782            (24,278)

Non-operating income/(expense):
     Interest expense, net                               (20,760)            (16,951)             (40,850)           (34,473)
     Foreign currency exchange (loss) gain, net           (1,658)              2,280               (2,368)             2,489
     Gain on sales of Stolt Offshore Common stock              -                   -               25,700                  -
                                                      --------------      --------------       ------------         ----------
     Income (loss) before income tax provision and         7,265             (45,907)              23,264            (56,262)
     minority interest

     Income tax provision                                 (4,224)             (4,770)              (9,177)            (7,525)
                                                      --------------      --------------       ------------         ----------
     Income (loss) before minority interest                3,041             (50,677)              14,087            (63,787)

Minority interest                                            860                 244                  828                402
                                                      --------------      --------------       ------------         ----------
Net income (loss)                                     $    3,901          $   (50,433)         $   14,915        $    (63,385)
                                                      =============       =============        ============      =============


PER SHARE DATA Net
------------------
income (loss) per share:
   Basic                                              $     0.06          $    (0.92)          $     0.25        $     (1.15)
   Diluted                                            $     0.06          $    (0.92)          $     0.24        $     (1.15)

Weighted average number of Common Shares
and equivalents outstanding:
   Basic                                                  62,756              54,949               60,453             54,949
   Diluted                                                63,571              54,949               61,282             54,949

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures                                  $   11,323          $   17,766           $   17,694        $    28,627

Depreciation and amortization
     (excluding drydocking)                           $   26,329          $   25,172           $   52,093        $    49,462

(a) The proforma statements of operations for the periods shown reflect the impact of the deconsolidation of Stolt Offshore on a proforma basis utilizing historical ownership percentages.

(b) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)

                                                                                                    Proforma
                                                                        May 31,    November 30,    November 30,         May 31,
                                                                           2004            2003        2003 (a)            2003
                                                                  -------------   -------------   -------------   -------------
ASSETS
------

Cash and cash equivalents                                         $    161,363    $    150,039    $     68,129    $     31,345
Trade receivables, net                                                 162,875         520,325         161,994         603,496
Inventories                                                            200,963         251,127         229,029         258,495
Prepaid expenses                                                        48,599          84,857          50,150         143,003
Assets held for sale                                                         -         106,152               -               -
Other current assets                                                    18,345          75,646          46,123         109,681
                                                                  -------------   -------------   -------------   -------------
     Total current assets                                              592,145       1,188,146         555,425       1,146,020

Fixed assets, net of accumulated depreciation                        1,535,399       2,041,144       1,526,540       2,375,396
Investment in and advances to non-consolidated joint ventures           70,501         138,835          94,121         135,754
Investment in and advances to Stolt Offshore                           129,612               -         137,361               -
Goodwill and other intangible assets, net                               58,078          73,725          59,623          89,109
Other non-current assets                                                93,851         137,595          92,737         174,467
                                                                  -------------   -------------   -------------   -------------
     Total assets                                                 $  2,479,586    $  3,579,445    $  2,465,807    $  3,920,746
                                                                  =============   =============   =============   =============


LIABILITIES AND SHAREHOLDERS' EQUITY`
------------------------------------

Loans payable to banks                                            $    393,420    $    479,448    $    476,975    $    375,345
Current maturities of long-term debt and capital lease
     obligations (b)                                                   231,119         242,582         151,078       1,294,658
Accounts payable                                                        76,477         615,066         114,290         582,218
Accrued liabilities                                                    226,602         293,606         223,656         311,799
Liabilities pertaining to assets held for sale                               -          57,855               -               -
                                                                  -------------   -------------   -------------   -------------
     Total current liabilities                                         927,618       1,688,557         965,999       2,564,020

Long-term debt and capital lease obligations (b)                       641,312         977,667         684,160              63
Other non-current liabilities                                          102,733         166,654         128,520         194,197
Commitments and contingencies
Minority interest                                                        3,910          52,353           3,057         172,959


Capital stock and Founder's shares                                      62,849          62,639          62,639          62,639
Paid-in surplus                                                        304,181         335,499         335,499         338,028
Retained earnings                                                      463,412         448,498         448,498         701,099
Accumulated other comprehensive (loss) income, net                     (26,429)        (18,398)        (28,541)         21,765
Treasury stock                                                               -        (134,024)       (134,024)       (134,024)
                                                                  -------------   -------------   -------------   -------------
     Total shareholders' equity                                        804,013         694,214         684,071         989,507
                                                                  -------------   -------------   -------------   -------------
     Total liabilities and shareholders' equity                   $  2,479,586    $  3,579,445    $  2,465,807    $  3,920,746
                                                                  =============   =============   =============   =============

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                   $  1,104,488    $  1,549,661    $  1,244,086    $  1,638,721
                                                                  =============   =============   =============   =============

Minority interest in Stolt Offshore                               $          -    $     37,823    $          -    $    162,697
                                                                  =============   =============   =============   =============

(a) The proforma consolidated balance sheet as of November 30, 2003 reflects the impact of the deconsolidation of Stolt Offshore as of that date on a proforma basis and includes investments in and advances to Stolt Offshore of $137.4 million.

(b) As a result of Stolt Offshore's projections as of May 31, 2003, indicating that it would not be in compliance with existing bank debt covenents on November 30, 2003 and SNSA's loan agreements' cross-defaulting provisions, SNSA classified $1,127,946 of long-term debt as short term in compliance with U.S. GAAP reporting requirements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of the Company's reportable segments and other corporate items:

                                                                  Three months ended                   Six months ended
                                                              -------------------------------      -----------------------------
                                                                  May 31,             May 31,          May 31,           May 31,
                                                                     2004                2003             2004              2003
                                                              -----------         -----------      -----------       -----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers                                          $  211,174          $  198,330       $  400,219        $  384,634
Stolt Tank Containers                                             74,821              65,638          144,853           126,821
Stolthaven Terminals                                              18,665              15,742           37,181            31,118
                                                              -----------         -----------      -----------       -----------
                                                                 304,660             279,710          582,253           542,573
Stolt Offshore                                                         -             361,424          276,393           778,327
Stolt Sea Farm                                                   143,602             119,103          256,998           219,306
Corporate and Other                                                  168                 460              753               818
     Total                                                    $  448,430          $  760,697       $1,116,397        $1,541,024
                                                              ===========         ===========      ===========       ===========

GROSS PROFIT (LOSS):
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                     $   50,394          $   39,746       $   87,960        $   71,760
     Stolt Tank Containers                                        11,910              13,598           23,082            23,591
     Stolthaven Terminals                                          7,314               5,305           14,580            10,878
                                                              -----------         -----------      -----------       -----------
                                                                  69,618              58,649          125,622           106,229
Stolt Offshore                                                         -             (58,159)           9,243           (49,693)
Stolt Sea Farm                                                     9,207                (253)          19,887             5,265
Corporate and Other                                                  211                 460              754               818
     Total                                                    $   79,036          $      697       $  155,506        $   62,619
                                                              ===========         ===========      ===========       ===========
INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers (a)                                 $   30,031          $   22,547       $   49,301        $   38,598
     Stolt Tank Containers                                         4,521               6,963            8,461            10,398
     Stolthaven Terminals                                          6,134               3,669           11,902             8,205
     SNTG Corporate                                                   (2)                  -              401                 -
                                                              -----------         -----------      -----------       -----------
       SNTG before Restructuring Charges                          40,684              33,179           70,065            57,201
     SNTG Restructuring Charges                                        -                (677)            (191)           (1,479)
                                                              -----------         -----------      -----------       -----------
                                                                  40,684              32,502           69,874            55,722

Stolt Offshore                                                    (5,623)            (76,373)         (16,620)          (87,582)
Stolt Sea Farm                                                     5,863              (8,143)           8,745            (9,851)
Corporate and Other (b)                                          (11,241)              2,461          (21,195)             (548)
                                                              -----------         -----------      -----------       -----------
     Total                                                    $   29,683          $  (49,553)      $   40,804        $  (42,259)
                                                              ===========         ===========      ===========       ===========

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                            $   27,398          $   19,808       $   42,542        $   27,715
Stolt Offshore                                                    (5,623)            (91,211)         (24,088)         (109,554)
Stolt Sea Farm                                                    (4,295)            (14,489)          (6,286)          (20,671)
Corporate and Other (b)                                          (13,579)              2,305          (30,400)             (829)
Gain on sales of Stolt Offshore
Common stock (c)                                                       -                   -           25,700                 -
Minority interest in Stolt Offshore                                    -              33,154            7,447            39,954
                                                              -----------         -----------      -----------       -----------
     Total                                                    $    3,901          $  (50,433)      $   14,915        $  (63,385)
                                                              ===========         ===========      ===========       ===========

                                                                                                     As of
                                                                                 ---------------------------------------------
                                                                                     May 31,     November 30,           May 31,
                                                                                        2004             2003              2003
                                                                                  ----------     ------------        ----------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                $1,867,210       $1,810,660        $1,824,011
Stolt Offshore                                                                             -        1,242,660         1,555,453
Stolt Sea Farm                                                                       474,102          520,000           536,340
Corporate and Other                                                                  138,274            6,125             4,942
                                                                                  ----------       ----------        ----------
     Total                                                                        $2,479,586       $3,579,445        $3,920,746
                                                                                  ==========       ==========        ==========

(a) Includes antitrust and other investigation related legal expenses of $6.0 million and $9.2 million in the second quarter and six months of 2004, respectively, and $4.8 million and $5.5 million in the second quarter and six months of 2003, respectively.
(b) Also includes financial restructuring costs of $10.5 million and $19.9 million in the second quarter and six months of 2004, respectively.
(c) Includes a gain of $21.7 million related to the sale of common stock by SOSA, and a gain of $4.0 million related to SNSA sale of SOSA shares in the first quarter of 2004.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS


STOLT PARCEL TANKERS DIVISION:                          1st Quarter   2nd Quarter   3rd Quarter    4th Quarter
                                                        -----------   -----------   -----------    -----------
Joint Service sailed-in time-charter index
------------------------------------------
     2002                                                       1.07         1.07           1.08            1.05
     2003                                                       1.00         1.05           1.05            1.00
     2004                                                       1.02         1.19            N/A             N/A

Volume of cargo carried - millions of tons
-------------------------------------------
     Joint Service fleet:
     --------------------
     2002                                                        3.4          3.6            3.5             3.4
     2003                                                        3.4          3.5            3.6             3.4
     2004                                                        3.4          3.6            N/A             N/A

     Regional fleets:
     ----------------
     2002                                                        2.4          2.4            2.4             2.7
     2003                                                        2.8          2.7            2.6             2.6
     2004                                                        2.6          2.6            N/A             N/A

Operating days
--------------
     Joint Service fleet:
     --------------------
     2002                                                      6,257        6,117          6,076           5,972
     2003                                                      5,718        5,721          5,717           5,666
     2004                                                      5,794        5,900            N/A             N/A

     Regional fleets:
     ----------------
     2002                                                      5,674        5,617          5,583           5,707
     2003                                                      5,798        5,987          6,016           6,102
     2004                                                      6,099        6,016            N/A             N/A

Average number of ships operated in the period
----------------------------------------------
     Joint Service fleet:
     --------------------
     2002                                                         70           66             66              68
     2003                                                         64           62             62              62
     2004                                                         64           64            N/A             N/A

     Regional fleets:
     ----------------
     2002                                                         63           61             64              64
     2003                                                         64           65             65              67
     2004                                                         68           65            N/A             N/A

Notes:
(a)  Joint Service and Regional fleet statistics include those for time-chartered ships
(b)  Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c)  Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
-------------------------------------------------
Tank containers operated and leased at end of period
----------------------------------------------------
     2002                                                     13,946       14,157         14,568          14,955
     2003                                                     15,316       15,583         15,888          15,999
     2004                                                     16,271       16,923            N/A             N/A

Tank container utilization - %
------------------------------
     2002                                                      71.1%        77.6%          77.7%           76.9%
     2003                                                      78.7%        81.5%          78.8%           77.7%
     2004                                                      80.5%        79.8%            N/A             N/A

STOLTHAVEN TERMINALS DIVISION:
------------------------------
Average marketable shell barrel capacity (millions of barrels)
--------------------------------------------------------------
     2002                                                       2.82         3.03           3.32            3.37
     2003                                                       3.38         3.38           3.57            3.85
     2004                                                       3.89         3.94            N/A             N/A

Tank capacity utilization - %
-----------------------------
     2002                                                      98.0%        98.1%          95.1%           97.0%
     2003                                                      96.6%        96.3%          97.9%           97.4%
     2004                                                      97.0%        98.7%            N/A             N/A
